EXHIBIT 99.2
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
Twelve Months Ended December 31, 2000
(Unaudited)
(Dollars in Thousands)

Fixed Charges
Interest Expense	$ 45,940
Amortization of Debt Premium, Discount and Expense	379
Interest Component of Rentals	12
Total Fixed Charges	$ 46,331
Earnings
Net Income	$ 96,042
Add:
Income Taxes Applicable to Utility Operating Income	58,147
Income Taxes Applicable to Non-Utility Operating Income	169
ncome Taxes Applicable to Other Income (Expenses)--Net	(3,089)
Total Fixed Charges	. 46,331
Total Earnings	$ 197,600
Ratio of Earnings to Fixed Charges	. 4.3